UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

Commission File Number:  001-33841

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN
(Full title of the Plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive
Birmingham, Alabama 35242
(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company
 Construction Materials Divisions Hourly Employees Savings Plan

Financial Statements as of December 31, 2010 and 2009,
for the Year Ended December 31, 2010,
Supplemental Schedule as of December 31, 2010,
and Report of Independent Registered Public Accounting Firm

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2010	3

Notes to Financial Statements as of December 31, 2010 and 2009
and for the Year Ended December 31, 2010	4–13

SUPPLEMENTAL SCHEDULE—	14

Form 5500, Schedule H, Part IV, Line 4i —
Schedule of Assets (Held at End of Year) as of December 31, 2010	15

NOTE:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE PAGE	16

AUDITOR’S CONSENT	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Vulcan Materials Company Construction Materials
Divisions Hourly Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP

Birmingham, Alabama
June 23, 2011

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Interest in Vulcan Materials Company Retirement Savings
Trust — at fair value	$84,699,533	$86,343,584

Notes receivable from participants	8,377,681	8,381,036

Net assets available for benefits — at fair value	93,077,214	94,724,620

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(149,693)	(83,625)

NET ASSETS AVAILABLE FOR BENEFITS	$92,927,521	$94,640,995

See notes to financial statements.

CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO NET ASSETS:
Investment income from interest in
Vulcan Materials Company Retirement Savings Trust	$373,414

Income from notes receivable from participants	429,891

Contributions:
Participants	6,024,785
Employer	2,165,442

Total contributions	8,190,227

Total additions to net assets	8,993,532

DEDUCTIONS FROM NET ASSETS:
Withdrawals by participants	10,382,409

Transfer of participants’ investment to other
Vulcan Materials Company plans	324,597

Total deductions from net assets	10,707,006

NET DECREASE	(1,713,474)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	94,640,995

End of year	$92,927,521

See notes to financial statements.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

General — The Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the “Plan”), a defined contribution employee benefit plan established effective October 1, 1983, and most recently restated effective January 1, 2006, provides for accumulation of savings for qualifying nonunion hourly employees of Vulcan Materials Company (the “Company”) that were hired prior to July 15, 2007.

The Company has designated a portion of the Plan consisting of the Company’s common stock fund as an employee stock ownership plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on the Company’s common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s defined contribution employee benefit plans. In these instances, the net assets of the participant’s account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (the “Master Trust”).

All assets of the Plan are held by the Northern Trust Company of Chicago, Illinois (the “Trustee”). Hewitt Associates LLC (the “Recordkeeper”) is the recordkeeper for the Plan.

Participation and Vesting — Effective on and after July 15, 2007, no newly hired individual will become a participant in the Plan. Employees hired on or after July 15, 2007, are eligible for participation in the Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan. Former participants who are reemployed after a break in service no greater than one year may reenter the Plan. Participants are fully vested in all contributions at all times.

Contributions — The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pretax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $16,500 in 2010. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees. For participants over the age of 50, additional contributions may be made in the amount of $5,500 for the year ended December 31, 2010.

The Company expects to make matching contributions from current and accumulated earnings and profits to match a portion of an employee’s contribution (whether pretax, after-tax, or both) ranging from 0% to 100% of that contribution based on the participant’s years of service, not to exceed 4% of the employee’s earnings.

Investment Options — Participants’ contributions are invested in 13 separate investment funds of the Plan in proportions elected by the participant. The Company’s matching contributions are invested in the company stock fund, which invests primarily in the Company’s common stock and are available for immediate reallocation by the participants.

Participant Accounts — Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings thereon. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pretax contributions and the portion attributable to after-tax contributions. Earnings (losses) are allocated to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Distributions and Withdrawals — A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $5,000, in which case the participant may defer distribution until age 70-1/2.

Prior to termination of employment, a participant may withdraw any amount up to the value of his or her entire account provided, however, that (1) no portion of an actively employed participant’s pay conversion contribution account may be distributed to him or her before age 59-1/2, unless the administrative committee approves a “hardship” withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant, who has not been a participant in the Plan for at least 60 months.

Participant Loans — Participants may apply for a single loan equal to the lesser of 50% of the participant’s total account or $50,000. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan bearing interest at the Prime interest rate, plus 1%. The average rate of interest on loans approximated 5.4% and 6.1% as of December 31, 2010 and 2009, respectively.

A loan is considered a note receivable of the Plan. The participant’s investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s investment accounts in accordance with his or her current investment direction. Loans must be repaid on a per-pay-period basis through payroll deductions within 60 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued new guidance related to fair value measurement and disclosure. The guidance requires additional disclosure requirements for Level 1 and 2 measurements of the fair value hierarchy as well as separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. See Note 5 for related disclosures.

Effective January 1, 2010, the Plan retrospectively adopted new FASB guidance requiring that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. Accordingly, the plan reclassified participant loans of $8,377,681 and $8,381,036 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Valuation of Investments and Income Recognition — The Plan’s investment in the Master Trust established by the Company and administered by the Trustee is presented at fair value, which has been determined based on the fair values of the underlying investments of the Master Trust.

Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year. Investments in common/collective-trust funds are stated at estimated fair value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the fair value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting— Defined Contribution Pension Plans— Investments— Others, the stable value fund is included at fair value in participant-directed investments in the statement of net assets available for benefits, and an additional line is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Valuation of Investments (Securities With no Quoted Market Prices) — Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. In general, however, corporate debt instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in certain other equity instruments are valued at the quoted market price of the issuer’s unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings. The multiple chosen is consistent with multiples of similar companies based on current market prices. The fair value of venture capital and partnership investments has been estimated on the basis of methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar quality rate, maturity, term, and conditions.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including U.S. government securities, corporate debt instruments, a stable value fund, other equities, common/collective-trusts, interest-bearing cash, commingled funds holding principally venture capital and partnership investments, other equity investments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — The Company pays the administrative costs of the Plan, including the Trustee’s fees and charges.

3.	STABLE VALUE FUND— SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides participants a self-managed stable value investment option (“Fund” or “Synthetic Guaranteed Investment Contract”) that simulates the performance of a guaranteed investment contract (GIC), whereby participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is comprised of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Synthetic Guaranteed Investment Contract to Transact at Contract Value — Certain events may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund;

•	Any transfer of assets from the Fund directly into a competing investment option;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

•	Complete or partial termination of the Plan or its merger with another plan.

The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer, any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.

Average Yields —

	2010	2009

Average yields:
Based on annualized earnings(1)	2.87%	3.04%
Based on interest rate credited to participants(2)	3.45	2.04

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to the participants on the last day of the Plan year by the fair value of the investments on the same date.

4.	INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Company. Each participating plan has an undivided interest in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The fair value of investments of the Master Trust at December 31, 2010 and 2009, is summarized as follows:

	2010	2009

Vulcan Materials Company common stock*	$209,376,382	$244,000,210
Stable value fund	37,024,101	36,397,720
Corporate debt investments-preferred	-	59,680,435
Corporate debt investments-other	86,374,603	1,235,412
Government securities	33,698,865	32,867,915
Other equities**	405,507,964	280,156,723
Interest-bearing cash	97,342,370	128,019,627
Value of interest in common/collective-trusts	297,580,315	265,533,299
Commingled funds holding principally venture capital
and partnership investments	96,262,332	93,262,145

Total assets	1,263,166,932	1,141,153,486

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(2,232,453)	(1,119,040)

	$1,260,934,479	$1,140,034,446

Percentage of Plan’s investments in the
Master Trust’s investments	6.7%	7.5%

*The Master Trust’s investment in the Company’s common stock is held solely by participants in the Company’s defined contribution plans.

**The Master Trust had assets invested at Westridge Capital Management, Inc. (WCM), with a fair value of approximately $11,227,000 included in the Other equities asset category above at December 31, 2010 and 2009. Due to allegations of fraud, Master Trust assets with WCM were frozen in 2009 and WCM was placed in receivership. In April 2011, the court appointed receiver released a payment of $22,041,000 to the Master Trust in settlement of the investments at WCM.

The total investment income of the Master Trust for the year ended December 31, 2010, is summarized as follows:

Interest	$8,728,604
Dividends	5,875,481
Other	2,715,064
Net investment gain	63,828,238

Total	$81,147,387
5.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs that are derived principally from or corroborated by observable market data;

Level 3 — Inputs that are unobservable and significant to the overall fair value measurement.

The Plan’s investments are measured at fair value on a recurring basis in the accompanying Statements of Net Assets Available for Benefits. The following methods and assumptions were used to estimate the fair values:

Interest Bearing Cash and Vulcan Materials Company Common Stock — These investments consist of various publicly-traded money market funds and common stock. The fair values are based on quoted market prices.

Stable Value Fund — The fair value of the stable value fund is calculated by valuing the underlying assets using quoted prices for similar assets or liabilities in active markets, quotes prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally or corroborated by observable market data.

Corporate Debt Investments(Preferred and Other) — The fair values of corporate debt securities are based on current market rates and credit spreads for debt securities with similar maturities.

Government Securities — These investments consist of U.S. government, foreign government and government agency debt investments. The fair values of these securities are based on current market rates and credit spreads for debt securities with similar maturities.

Other Equities — These investments include common stock, preferred stock, asset-backed securities, mutual funds, and other equity investments. For investments publicly traded on a national securities exchange, the fair value is based on quoted market prices. For investment funds not traded on an exchange, the total fair value of the underlying securities is used to determine the net asset value for each unit of the fund held by the pension fund. The estimated fair values of the underlying securities are generally based on quoted market prices. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value.

Interest in Common/Collective-Trusts — The fair value for these investments is calculated by utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

Venture Capital and Partnership Investments — The venture capital and partnerships asset category consists of various limited partnership funds, mezzanine debt funds and leveraged buy-out funds. The fair value of these investments has been estimated based on methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, the current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar maturity, term, conditions and quality ratings. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value of these securities.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Master Trust investment assets at fair value:

	As of December 31, 2010
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$209,376,382	$209,376,382	$-	$-
Stable value fund	37,024,101		37,024,101
Corporate debt investments-other	86,374,603		86,374,603
Government securities	33,698,865		33,698,865
Other equities:
Asset backed securities	5,741,689		5,741,689
Commodity funds	28,665,572		28,665,572
Domestic equities	363,722,734	2,533,008	361,189,726
Mutual funds	7,375,368		7,375,368
Other	2,601		2,601

Total other equities	405,507,964	2,533,008	402,974,956	-

Interest-bearing cash	97,342,370	97,342,370
Value of interest in common/collective-trusts	297,580,315		297,580,315
Commingled funds holding principally venture
capital and partnership investments	96,262,332	-	-	96,262,332

Total investment assets at fair value	$1,263,166,932	$309,251,760	$857,652,840	$96,262,332

	As of December 31, 2009
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$244,000,210	$244,000,210	$-	$-
Stable value fund	36,397,720		36,397,720
Corporate debt investments — preferred	59,680,435		59,680,435
Corporate debt investments — other	1,235,412		1,235,412
Government securities	32,867,916	2,926,039	29,941,877
Other equities:
Asset backed securities	73,564,903		73,564,903
Commodity funds	23,093,230		23,093,230
Domestic equities	94,200,628	3,972,894	90,227,734
Mutual funds	83,719,765		83,719,765
Other	5,578,196	944,098	4,634,098

Total other equities	280,156,722	4,916,992	275,239,730	-

Interest-bearing cash	128,019,627	128,019,627
Value of interest in common/collective-trusts	265,533,299		265,533,299
Commingled funds holding principally venture
capital and partnership investments	93,262,145	-	-	93,262,145

Total investment assets at fair value	$1,141,153,486	$379,862,868	$668,028,473	$93,262,145
The following tables set forth information related to fair value measurements of the venture capital and partnership investments held by the master trust that calculate net asset value per share:

	As of December 31, 2010
	Unfunded
	Fair Value	Commitment	Remaining Life

Venture capital funds	$38,665,090	$12,738,000	0–9 years
Secondary private equity funds	25,360,326	15,058,000	4–8 years
Mezzanine funds	21,610,364	3,846,000	0–9 years
Leveraged buyout and growth capital funds	10,124,736	1,526,000	0–6 years
Independent power funds	451,927	-	1 year
International equity funds	49,889	323,000	1 year

Total	$96,262,332	$33,491,000

	As of December 31, 2009
	Unfunded
	Fair Value	Commitment	Remaining Life

Venture capital funds	$33,430,548	$16,703,000	0–10 years
Secondary private equity funds	21,584,626	19,221,000	5 years
Mezzanine funds	20,789,024	6,489,684	0–10 years
Leveraged buyout and growth capital funds	16,704,915	1,792,000	0–7 years
Independent power funds	461,266	-	2 years
International equity funds	291,766	513,000	2 years

Total	$93,262,145	$44,718,684

These investments can not be redeemed during the life of the funds, although such investments may be liquidated through secondary markets, subject to negotiated terms. Distributions are received through the liquidation of the underlying assets of the funds. It is expected that the underlying assets will be liquidated over the remaining life and any contractual extension of the investment agreements.

The venture capital funds invest in early-stage, high potential, growth companies. The secondary private equity funds acquire pre-existing commitments made by others to private equity and other alternative investment funds. The mezzanine funds invest in subordinated debt or preferred equity instruments of established firms. The leveraged buyout and growth capital funds invest in large privately negotiated equity instruments. The independent power funds invest in electricity generation and related assets. The international equity funds invest in mid-size international companies, with a focus on Asia.

Level 3 Gains and Losses — The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

		Commingled
		Funds Holding
		Principally
		Venture Capital
	Total	and Partnerships

Balance — December 31, 2008	$84,207,459	$84,207,459

Realized gains (losses)	-	-
Unrealized gains (losses)	2,743,000	2,743,000
Purchases, sales, issuances, and settlements	6,311,686	6,311,686
Transfers in (out) of Level 3	-	-

Balance — December 31, 2009	$93,262,145	$93,262,145

Realized gains (losses)	-	-
Unrealized gains (losses)	4,757,612	4,757,612
Purchases	11,661,011	11,661,011
Sales	(7,240,977)	(7,240,977)
Issuances	-	-
Settlements	(6,177,459)	(6,177,459)
Transfers in (out) of Level 3	-	-

Balance — December 31, 2010	$96,262,332	$96,262,332

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2007.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010 and 2009, the Master Trust held 4,614,233 and 4,540,694 shares, respectively, of common stock of the Company with a cost basis of $227,122,985 and $227,352,786, respectively. During the year ended December 31, 2010, the Master Trust recorded dividend income of $4,756,363 attributable to its investment in the Company’s common stock.

9.	SUBSEQUENT EVENTS

Subsequent events have been evaluated since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

******

SUPPLEMENTAL SCHEDULE

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN
Employer ID No: 63-0366371
Plan No: 050

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	(b) Identity of Issue,	(c) Description of Investment, Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,		(e) Current
(a)	or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

*	Various plan participants	Participant loans at interest rates of 4.3%
		to 9.1% maturing in 1 to 60 months	**	$ 8,377,681

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

Date: June 24, 2011	By:	/s/ Charles D. Lockhart
Charles D. Lockhart
Chairman of the Administrative Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-147449 and 333-160302 on Form S-8 of our report dated June 23, 2011 appearing in the Annual Report on Form 11-K of Vulcan Materials Company Construction Material Divisions Hourly Employees Savings Plan for the year ended December 31, 2010.

/s/DELOITTE & TOUCHE LLP

Birmingham, Alabama
June 23, 2011